QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENSET S.A.

(Name of Subject Company)

GENSET S.A.

(Name of Person Filing Statement)

Ordinary Shares, nominal value of EUR 3.00 per share, including Shares represented by American Depositary Shares evidenced by American Depositary Receipts each American Depositary Share representing one-third of one Ordinary Share
(Title of Class of Securities)

37244T104
(CUSIP Number of Class of Securities)

Marc Vasseur
Route Nationale 7,
91030 Evry Cedex, France
011 33 1 607 96666

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:
 William A. Groll, Esq.
Cleary, Gottlieb, Steen & Hamilton
55 Basinghall Street
EC2V 5EH London, England
011 44 207 614 2200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company is Genset S.A., a corporation (societé anonyme) organized under the laws of the Republic of France. (Genset is sometimes referred to herein as the "Company".) Genset's principal executive offices are located at Route Nationale 7, 91030 Evry Cedex, France. The telephone number of the Company at its principal executive offices is +33 1 607 96666.

        The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates are the ordinary shares, nominal value EUR 3.00 per share, of the Company ("Shares"), including Shares represented by American Depositary Shares of the Company ("ADSs"). Each ADS represents one-third of one Share plus the cash proceeds from the sale of rights distributed in connection with Genset's recent capital increase less the fees and expenses of the Depositary for the ADSs. Each ADS is evidenced by an American Depositary Receipt.

        As of May 12, 2003, there were 20,053,564 Shares outstanding. Of these, (i) 19,371,449 Shares are held by Serono France Holding S.A., a corporation (societé anonyme) organized under the laws of the Republic of France ("Serono France" or "Purchaser") and (ii) 682,115 Shares are held by the public, including Shares represented by ADSs. As of May 8, 2003, there were 218,166 ADSs outstanding, representing 72,722 Shares.

Item 2.    Identity and Background of Filing Person.

        The name, business address and business telephone number of the Company, which is the person filing this Statement are set forth in Item 1 above.

        This Statement relates to the United States tender offer made by Purchaser disclosed in a Tender Offer Statement on a Combined Schedule TO and 13E-3, filed under cover of Schedule TO, dated May 15, 2003 (as may be amended or supplemented from time to time, the "Combined Schedule"), to purchase all Shares that are held by U.S. residents and all Shares represented by ADSs, wherever the ADS holder is resident. The purchase price offered is EUR 8.19 per Share and EUR 2.73 per each one-third Share represented by an ADS, in each case without interest, net to the seller in cash.

        The price to be paid in the tender offer will be converted into U.S. dollars, less currency exchange costs, using the U.S. dollar spot against the euro exchange rate on the day on which funds are received by the Bank of New York (as receiving agent) or its custodian in France, which is anticipated to be within three business days after the expiration of the tender offer.[_[SUPER," "]_]

        The tender offer referenced in the preceding paragraph is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated May 15, 2003 and filed as Exhibit 99(a)(1) to the Combined Schedule (the "U.S. Offer to Purchase") and the related ADS Letter of Transmittal and Share Form of Acceptance, filed as Exhibits 99(a)(2) and 99(a)(3) to the Combined Schedule (which, as they may be amended and supplemented from time to time, constitute, together with the U.S. Offer to Purchase, the "U.S. Offer"). Holders of Shares who are located outside the United States may not participate in the U.S. Offer. In addition to the U.S. Offer, Purchaser is making a separate tender offer for Shares held by persons other than U.S. residents, which offer is being made in France (the "International Offer" and, together with the U.S. Offer, the "Offers"). The International Offer is also being made to holders of Genset's convertible bonds (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) ("OCEANEs"). There are no U.S. holders of OCEANEs, and Purchaser is not making an offer for OCEANEs in the United States.

        Purchaser is an indirect, wholly-owned subsidiary of Serono S.A., a corporation (societé anonyme) organized under the laws of Switzerland ("Serono"), and is a direct subsidiary of Serono B.V., a private company with limited liability organized under the laws of The Netherlands ("Serono B.V."). The principal executive offices of (i) Serono are located at 15bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland, (ii) Purchaser are located at 738, rue Yves Kermen, 92100 Boulogne,

France and (iii) Serono B.V. are located at Alexanderstraat 3-5, 2514 JL's-Gravenhage, The Netherlands. The telephone number at Serono's address is +41 22 739 3000, the telephone number at the Purchaser's address is +33 1 47 61 13 13 and the telephone number at Serono B.V.'s address is +31 70 302 5700.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Background to the Offers

        On July 16, 2002, Purchaser commenced dual tender offers in France (the "First International Offer") and in the United States (the "First U.S. Offer") for the Shares, which are traded on the Nouveau Marché of Euronext Paris, the ADSs, then quoted on the Nasdaq National Market, Genset's convertible bonds (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) ("OCEANEs"), which are traded on the Nouveau Marché, and certain warrants to purchase Genset's ordinary shares, which were not traded. The First International Offer and the First U.S. Offer are sometimes referred to as the "Initial Tender Offers."

        Upon completion of the Initial Tender Offers on October 31, 2002, Purchaser held approximately 91.8% of the share capital and voting rights of Genset, 98.8% of the OCEANEs and 100% of the warrants and had acquired control of Genset. Under applicable French law, as disclosed during the Initial tender Offers, Purchaser is permitted to commence a squeeze-out of the minority shareholders as a result of its ownership of more than 95% of our share capital and voting rights. In France, a squeeze-out is a two step process consisting of a minority buy-out offer or repurchase offer followed by a squeeze-out. The Offers are the first in that two step process.

Securities Ownership of Directors and Executive Officers; Stock Options

        To the Company's best knowledge, as of May 15, 2003, each of the five directors of the Company held one Share of the Company for the purpose of qualifying as a director under French law, and the executive officers (excluding directors) of the Company did not hold any of the outstanding Shares of the Company. To the Company's best knowledge, as of May 15, 2003, none of the directors or executive officers held any stock options.

Composition of the Board of Directors

        Following the success of the Initial Tender Offers, the five non-executive directors of Genset resigned. Three new directors have been appointed to replace the directors who resigned in October 2002. Timothy Wells (Senior Executive Vice-President, Research, Serono), Pierre Douaze (Non-Executive Director, Serono) and Giampiero de Luca (Chief Intellectual Property Counsel, Serono) joined Mr. Marc Vasseur, who continued to serve as a director of the Company and as Chairman and Chief Executive Officer (Président Directeur Général), and Dr. Daniel Cohen, who continued to serve as a director of the Company and as Chief Scientific Officer and Deputy CEO (Directeur Général Délégué), as members of Genset's Board of Directors. Mr. Vasseur and Mr. Cohen agreed with Serono, prior to the completion of the Initial Tender Offers to remain members of Genset's Board of Directors. Thus, there are no board members of the Company who are independent of or unaffiliated with Serono.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

        At a meeting held on May 6, 2003, the Board of Directors of the Company unanimously decided that the Company would remain neutral with respect to the U.S. Offer and would advise each U.S. shareholder of the Company and each holder of ADSs to make his or her own decision as to whether or not to tender Shares, including Shares represented by ADSs, in the U.S. Offer and, if so, the number of Shares, including Shares represented by ADSs, to tender.

        In determining that the Company will remain neutral with respect to the U.S. Offer, the Board of Directors noted that Serono France is in a position to effect the squeeze-out without any action required by the Board of Directors or the shareholders of the Company and irrespective of whether any Shares are tendered. Under applicable French law, a person holding more than 95% of a company's share capital and voting rights may commence a squeeze-out. As discussed in "—Background to the Offers" above, Serono France currently holds approximately 96.6% of the outstanding share capital of the Company. In France, a squeeze-out is a two-step process: (i) a minority buy-out offer (an offre publique de retrait) followed by (ii) a mandatory squeeze-out (a retrait obligatoire) of the remaining Shares (including Shares represented by ADSs) held by minority shareholders. The Board of Directors also noted that, in connection with the minority buy-out offer and squeeze-out, the consideration offered is subject to a two-step fairness test. First, an independent appraiser, whose appointment is subject to the approval of the Conseil des marchés financiers ("CMF") and the absence of any objection from the Commission des opérations de bourse ("COB"), must review the proposed consideration and determine that it is fair to the minority shareholders and, second, the CMF must approve the valuation. The Board of Directors noted that the report of the independent appraiser would be disclosed to shareholders of the Company as part of Serono France's offer documents. The Board of Directors did not independently assess the fairness, or in any other way evaluate the adequacy, of the consideration offered. The Board of Directors further noted that the purchase price represented the equivalent of the price paid by Serono France in the Initial Tender Offers, after adjusting for the intervening capital increase, and noted that more than 91% of Genset's shareholders had found that offer attractive. The Board of Directors further noted that the U.S. Offer provides U.S. shareholders and, especially, holders of ADSs an opportunity to sell their securities where such a sale might be difficult, in light of the absence of a U.S. market for their securities, and to do so without some of the transaction costs that would otherwise apply to a sale of such securities. Finally, as discussed in Item 3 above, the current members of the Board of Directors were either appointed by the Purchaser or agreed with the Purchaser to remain members of the Board of Directors after the completion of the Initial Tender Offers, as a result there is no member of the Board of Directors who does not have a conflict of interest in evaluating the fairness of the U.S. Offer.

  Intent to Tender

        Each of the directors of the Company is required by French law to retain ownership of one qualifying Share of the Company. The Company's directors each hold only one Share of the Company and, in order to comply with French law, none of the directors will tender such Share in the Offers. Further, neither the Company nor the Company's subsidiary holds or owns any Shares or Shares represented by ADSs.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Shares or ADSs on the Company's behalf with respect to the Offers.

Item 6.    Interest in Securities of the Subject Company.

        Except as described below, no transaction in the Shares, including Shares represented by ADSs, has been effected during the past 60 days from the date of this Statement by the Company, the Company's subsidiary or, to the Company's best knowledge, any of the Company's executive officers or directors.

        The information set forth in the U.S. Offer to Purchase under "Background of the Offers; Transactions and Contacts with Genset" with respect to transactions by Purchaser is incorporated herein by reference.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Company is not undertaking or engaged in any negotiations in response to the Offers which relate to (i) a tender offer or other acquisition of the Company's securities by the Company, its subsidiary, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary, (iii) any purchase, sale or transfer of a material amount of the assets of the Company or its subsidiary, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offers that relate to one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

        On the day following the expiration of the Offers, the Shares, including Shares represented by ADSs, that have not been tendered in the Offers will be automatically converted into the right to obtain cash in the amount of the offer price of EUR 8.19 for each Share or EUR 2.73 for each one-third Share represented by an ADS, and the Purchaser will have 100% ownership of the Company.

        Following the expiration of the Offers, there will no longer be a public market for the Shares. The Company's shares will cease to be listed and traded on the Nouveau Marché of Euronext Paris S.A. The Company will also file a Form 15 with the U.S. Securities and Exchange Commission to deregister its Shares and ADSs, so it may cease to make filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission's rules relating to publicly held companies

Item 9.    Exhibits.

        The following Exhibits have been filed with this Statement:

Exhibit Number	Description
99(a)(1)*	English translation of the Communiqué issued on April 24, 2003 by Serono and the Company.
*
Previously submitted to the Commission under cover of Form 6-K, dated April 24, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MARC VASSEUR
Name:	Marc Vasseur
Title	Chairman and Chief Executive Officer

Dated: May 15, 2003

QuickLinks

SIGNATURE